SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            NOONEY REALTY TRUST, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    655379105
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    11/09/99
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        KelCor, Inc.
        43-1620514

(2)     Check the Appropriate Box                      (a)        X
                                                              -----------
          if a Member of a Group*                      (b)
                                                              -----------

(3)     SEC Use Only

(4)     Source of funds
          WC**

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                    ______

(6)      Citizenship or Place of Organization
         Missouri

           Number of shares                    (7)     Sole Voting Power
           beneficially owned                            None
           by each reporting
           person with:                        (8)     Shared Voting Power
                                                         41,113

                                               (9)     Sole Dispositive Power
                                                         None

                                               (10)    Shared Dispositive Power
                                                         41,113

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              41,113

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

         ------------

(13)     Percent of Class Represented by Amount in  Row (11)
          4.74%

(14)     Type of Reporting Person*
            CO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        David L. Johnson
        ###-##-####

(2)     Check the Appropriate Box                      (a)        X
                                                              ---------
        if a Member of a Group*                        (b)
                                                              ----------

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                     ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                   (7)     Sole Voting Power
           beneficially owned                          None
           by each reporting
           person with:                       (8)     Shared Voting Power
                                                       80,682

                                              (9)     Sole Dispositive Power
                                                       None

                                              (10)    Shared Dispositive Power
                                                       80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
(13)     Percent of Class Represented by Amount in  Row (11)
          9.31%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

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CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Sandra L. Castetter
        ###-##-####

(2)     Check the Appropriate Box                      (a)        X
                                                              ---------
        if a Member of a Group*                        (b)
                                                              ----------

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                (7)     Sole Voting Power
           beneficially owned                       None
           by each reporting
           person with:                    (8)     Shared Voting Power
                                                    80,682

                                           (9)     Sole Dispositive Power
                                                    None

                                           (10)    Shared Dispositive Power
                                                    80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                      ---------

(13)     Percent of Class Represented by Amount in  Row (11)
          9.31%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Daniel W. Pishny
        ###-##-####

(2)     Check the Appropriate Box                      (a)         X
                                                              ---------
        if a Member of a Group*                        (b)
                                                              ----------

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                    (7)     Sole Voting Power
           beneficially owned                           4,100
           by each reporting
           person with:                        (8)     Shared Voting Power
                                                        37,881

                                               (9)     Sole Dispositive Power
                                                        4,100

                                               (10)    Shared Dispositive Power
                                                        37,881

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              41,981

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                      ---------

(13)     Percent of Class Represented by Amount in  Row (11)
          4.84%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained (i) by purchasing on a margin account and
(ii) by a loan from an affiliate of David L. Johnson.

CUSIP Number 655379105

(1)     Name of Reporting Person

         John W. Alvey

(2)     Check the Appropriate Box                      (a)         X
                                                              ---------
        if a Member of a Group*                        (b)
                                                              ----------

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                    (7)     Sole Voting Power
           beneficially owned                           18,000
           by each reporting
           person with:                        (8)     Shared Voting Power
                                                        37,881

                                               (9)     Sole Dispositive Power
                                                        18,000

                                               (10)    Shared Dispositive Power
                                                        37,881

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              55,881

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                      ---------

(13)     Percent of Class Represented by Amount in  Row (11)
           6.44%

(14)     Type of Reporting Person*
         IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by (i) by purchasing on a margin account and (ii) by a loan from an affiliate of David L. Johnson.

                             INTRODUCTORY STATEMENT

         This Amendment No. 4 ("Amendment No. 4") to Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105. Amendment No. 4 amends the Schedule 13D filed by the Shareholder Committee To Increase Shareholder Value At Nooney Realty Trust, Inc., with the Securities and Exchange Commission on August 25, 1997, as amended September 5, 1997, September 24, 1997, and February 20, 1998 to add the additional information set forth herein.

         Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the original report on
Schedule 13D, and the amendments thereto.

Item 3.   Source and Amount of Funds or Other Consideration.--Add the following:

             With  respect to the 37,881  shares of  Securities  acquired by NKC
Associates, L.L.C., a Missouri limited liability company ("NKC"), which are reported in Item 5(c), the purchase price ($378,810) was obtained through a demand loan by Bond Purchase, L.L.C., a Missouri limited liability company. The demand loan is secured by the 37,881 shares of Securities acquired by NKC, with interest accruing on the unpaid balance at a rate of 8% per annum. Bond Purchase is a Missouri limited liability company whose majority interest holder is Mr. Johnson.

Item 4.      Purpose of Transaction. --Add the following:

         On November 9, 1999, Nooney entered into a settlement agreement with members of the Shareholder Committee to Increase Shareholder Value at Nooney Realty Trust, Inc.(the "Committee"). Pursuant to this settlement agreement, all lawsuits between Nooney and members of the Committee were dismissed. In addition, the officers and certain of the directors of Nooney have resigned. Also, as indicated below, members of the Committee have acquired additional shares of the Securities. Because the Committee has now acquired control and no longer has any contract, arrangement, understanding or relationship among them for the purpose of acquiring, holding, voting or disposing of the Securities, the Committee is no longer a "group" subject to the reporting requirements of
Section 13 of the Securities and Exchange Act of 1934, as amended. Certain of the members of the Committee will be filing separate Schedule 13Ds to reflect their individual beneficial ownership of shares of Securities in excess of five percent (5%).

Item 5.      Interest in the Securities of Issuer. --Add the following:

         (a) The aggregate number and percentage of the Securities to which this
Schedule 13D relates is 178,544 shares, representing 20.6% of the 866,624 outstanding shares as reported by Nooney on June 27, 1997.

         Mr. Pishny is the direct beneficial owner of 4,100 shares of the Securities and the indirect beneficial owner of 37,881 shares of the Securities which represent approximately 4.84% of the outstanding shares. The 37,881 shares are held by NKC, which Mr. Pishny is a 22.5% equity

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  holder.  Mr.  Alvey is the direct beneficial  owner  of  18,000  shares of the
Securitie and the indirect beneficial owner of the 37,881 shares of the Securities held by NKC, which represent approximately 6.44% of the outstanding shares. Mr. Alvey is a 22.5% equity holder of NKC.

         (b) Mr. Pishny has the direct power to vote and direct the disposition of 4,100 shares held directly by him, and the indirect power to vote and direct the disposition of the 37, 881 shares held by NKC. Mr. Alvey has the direct power to vote and direct the disposition of 18,000 shares held directly by him, and the indirect power to vote and direct the disposition of the 37, 881 shares held by NKC.

         (c) During the past sixty (60) days, the following purchase was made by NKC pursuant to the settlement agreement referenced in Item 4 above:


                                                              Purchase Price
 Reporting Person   Securities Purchased      Date       (including commissions)

        NKC                   37,881        11-09-99             $10.00

         (e) On November 9, 1999, at the closing of the settlement agreement, the Reporting Persons ceased to be a "group" under Section 13 of the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer. --Add the following:

              As indicated above, because control of Nooney has been acquired, the Committee no longer has any contract, arrangement, understanding or relationship with each other for the purpose of acquiring, holding, voting or disposing of the Securities.

Item 7.     Exhibits.

         99.1     Joint Filing Agreement

         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


KELCOR, INC., a Missouri corporation


By: /s/ David L.  Johnson                           Date:    November 18, 1999
        David L. Johnson
        Vice President

  /s/ David L.  Johnson                             Date:    November 18, 1999
      David L. Johnson


  /s/ Sandra L.  Castetter                          Date:    November 18, 1999
      Sandra L. Castetter


  /s/ Daniel W.  Pishny                             Date:    November 18, 1999
      Daniel W. Pishny


  /s/ John W.  Alvey                                Date:    November 18, 1999
      John W. Alvey

                                  EXHIBIT INDEX


         99.1     Joint Filing Agreement


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